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Ranada's Kitchen

New American Restaurant

312 Ashland Avenue
Lexington, KY 40502
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Investment Opportunity
Data Room
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THE PITCH
Ranada's Kitchen is seeking investment to purchase equipment.
Lease SecuredFirst Location
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Early Investor Bonus: The investment multiple is increased to 1.7 for the next $25,000 invested.
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INVESTOR PERKS

Ranada's Kitchen is offering perks to early investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Private Dining Experience Invest $5,000 or more to qualify. 5 of 5 remaining

For up to 8 people - custom menu prepared and served by Ranada.

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OUR STORY

Ranada's Kitchen is located in the heart of Chevy Chase, owned and operate by Chef and Restauranteur, Ranada Riley. Ranada has been a culinary leader in Lexington for over 15 years and has a significant following and support within the community. Ranada's Kitchen is her latest concept which encompasses family meals, cooking classes and boutique catering. She has been featured in several local publications and Food Network. In addition to producing quality comfort food, Ranada brings a layer of entertainment to the Lexington community with her charismatic charm and infectious personality. What makes this business unique is that it is full of innovation spring-boarded by the current restaurant climate with Covid19. Adding online cooking classes and an interactive membership component will complete the business model that Ranada wishes to attain.

Curbside Family Meals: We offer both curbside and delivery of full sized family meals fit to feed up to 6 adults. No need to worry about running to the grocery store or setting aside time to cook.
Chef's Table Dinners: Our Chef's table dinners combine local music, local art, local products and the added bonus of eclectic culinary entertainment.
Cooking Classes: Hands on learning for beginner and seasoned pros alike! Ranada offers cooking classes virtually and on site, located in

the heart of Chevy Chase.

Boutique Catering: As a chef, my mission is to redefine the way people think about food, because food can set the tone, create the mood and the ultimate guest experience. This is the cornerstone of each event catered by Ranada's Kitchen.

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THE TEAM

Ranada Riley

Chef/Owner

At her core, Ranada Riley just loves to entertain. At an early age, she discovered her passion for music, art, food and family, and she's always sought ways to use those passions to bring people together. And with 22 years of experience in the hospitality industry, all of Ranada's passions are culminating in Ranada's Kitchen.

She cut her teeth at the beloved Lexington restaurant Natasha's. From there, she landed her first Executive Chef job at Champion Trace Country Club. Eventually, she branched out on her own and started Lexington Diner. In 2020, she opened Ranada's Kitchen in Chevy Chase.

Ranada has been featured on the Food Network twice, with both Alton Brown and Guy Fieri and she's worked alongside Michelin-Star and James Beard Award winning Chefs. Her restaurants have received more than 10 local awards for excellence.

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INTENDED USE OF FUNDS

The capital raised will go towards a kitchen expansion to be able to open to the public for inside and patio dining once restrictions are lifted. In addition, an interactive website and production equipment will be purchased.

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Kitchen Build Out $12,000

Equipment $10,000

Website $1,500

Mainvest Compensation $1,500

Total $25,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$605,280	$665,808	$699,098	$720,071	$741,673
Cost of Goods Sold	$345,874	$380,461	$399,483	$411,467	$423,810
Gross Profit	$259,406	$285,347	$299,615	$308,604	$317,863

EXPENSES

Rent	$24,000	$24,600	$25,215	$25,845	$26,491
Utilities	$3,000	$3,075	$3,151	$3,229	$3,309
Salaries	$80,000	$88,000	$92,399	$95,170	$98,025
Insurance	$1,680	$1,722	$1,765	$1,809	$1,854
Operating Profit	$150,726	$167,950	$177,085	$182,551	$188,184

This information is provided by Ranada's Kitchen. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

2020 Balance Sheet

Financial Forecasts

Ranada's Kitchen Business Plan.pdf

Investment Round Status

$25,000

TARGET

$100,000

MAXIMUM

This investment round closes on January 20, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name Coliseum Dreams, LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $25,000 invested
1.7×
Investment Multiple 1.6×
Business's Revenue Share 1%-4%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2027
Financial Condition

The current financial condition is bare bones however there is no debt at this time. All of the equipment that has been purchased is paid in full and all vendors agreements are paid in full. The business is operating with a one month reserve of capital.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Ranadas Kitchen to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Ranadas Kitchen might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Ranadas Kitchen is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Ranadas Kitchen nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Ranadas Kitchen will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Ranadas Kitchen is allowed to stop providing annual information in certain circumstances.

Future Investors Might Have Superior Rights

If Ranadas Kitchen needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Ranadas Kitchen is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Ranadas Kitchen fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Ranadas Kitchen, and the revenue of Ranadas Kitchen can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Ranadas Kitchen to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by Ranada's Kitchen. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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